				Exhibit 12.1

Lowe's Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On
	February 2,	February 1,	January 30,	January 29,	January 28,
	2007	2008	2009	2010	2011

Earnings:
Earnings Before Income Taxes	$4,998	$4,511	$3,506	$2,825	$3,228
Add: Fixed Charges	344	424	479	468	486
Less: Capitalized Interest	(32)	(65)	(36)	(19)	(4)
Adjusted Earnings	$5,310	$4,870	$3,949	$3,274	$3,710

Fixed Charges:
Interest Expense1	238	301	346	331	352
Rental Expense2	106	123	133	137	134
Total Fixed Charges	$344	$424	$479	$468	$486

Ratio of Earnings to Fixed Charges	15.4	11.5	8.2	7.0	7.6

1 Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

2 The portion of rental expense that is representative of the interest factor in these rentals.